[Wachtell, Lipton, Rosen & Katz Letterhead]

January 3, 2020

VIA HAND DELIVERY AND EDGAR

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Craft Brew Alliance, Inc.
PREM14A preliminary merger proxy statement on Schedule 14A
Filed December 20, 2019 by Craft Brew Alliance, Inc.
File No. 000-26542

Schedule 13E-3

Filed December 20, 2019 by Craft Brew Alliance, Inc. et al.

File No. 005-49527

Dear Mr. Panos:

On behalf of Craft Brew Alliance, Inc. (“CBA” or the “Company”), and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 27, 2019 (the “Comment Letter”) to (1) the Preliminary Proxy Statement on Schedule 14A (File No. 000-26542) filed by the Company (the “Proxy Statement”) and (2) the Schedule 13E-3 (File No. 005-49527) filed by the Company, Barrel Subsidiary, Inc. and Anheuser-Busch Companies, LLC (the “Schedule 13E-3”), each filed with the Commission on December 20, 2019, we submit this letter containing the Company’s response to the Comment Letter.

For your convenience, the text of each comment from the Comment Letter is set forth below in bold, followed by the applicable response.  Capitalized terms not otherwise defined in this letter have the meanings given to them in the Proxy Statement.

Concurrently with this letter, the Company is filing an amendment to the Proxy Statement (“Amendment No. 1”), and we will separately furnish to the Staff a copy of Amendment No. 1 marked to show the changes made to the Proxy Statement as filed on December 20, 2019.  In addition, the Company is also filing an amendment to the Schedule 13E-3 concurrently with this letter, and we will separately furnish to the Staff a copy of such amendment marked to show the changes made to the Schedule 13E-3 as filed on December 20, 2019.

Page numbers referenced in the responses refer to page numbers in the marked copy of Amendment No. 1, unless otherwise indicated.

Schedule 13E-3

Item 13

1.              Financial information has been incorporated by reference into Item 13 of Schedule 13E-3 from the issuer’s proxy statement which in turn incorporates financial data by reference from periodic reports. Under General Instruction F of Schedule 13E-3, an express reference must be made to a document that explicitly contains the required information. Under Item 16(a)(5) of Schedule 13E-3, the document from which the information has been so incorporated also must be filed as an exhibit. The reference to “a copy” in General Instruction F is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list, or advise.

Response:

In response to the Staff’s comment, CBA has revised Item 13 and the exhibit list in the amendment to the Schedule 13E-3.

Exhibit (a)(1) | Proxy Statement

2.              The first page of the proxy statement, as defined in Rule 14a-1(g) — and distinguished from the Notice or any letter to shareholders — must be marked as preliminary. Given that a preliminary proxy statement may be lawfully disseminated under Rule 14a-3(a), please revise. Please also include the prophylactic statement regarding the fact the form of proxy is only a preliminary copy on the draft proxy card. See Rule 14a-6(e)(1) of Regulation 14A.

Response:

In response to the Staff’s comment, CBA has revised page 1 of Amendment No. 1 and the form of proxy card to be marked as a “preliminary copy”.

3.              Rule 14a-6(d) and Item 1(b) of Schedule 14A together require that the approximate date upon which the proxy statement will be mailed to shareholders be placed on the first page of the proxy statement. Although an attempt to include this date has been made between the shareholder letter and Notice, both of which documents are outside the scope of the Rule 14a-1(g) definition of proxy statement and otherwise not identified within Rule 14a-101. Please revise the proxy statement, as defined, to include this required information.

Response:

In response to the Staff’s comment, CBA has added the approximate date upon which the proxy statement will be mailed to shareholders to page 1 of Amendment No. 1.

4.              The legend required by Rule 13e-3(e)(1)(iii) is required to appear on the outside front cover page of the disclosure document that must be distributed to unaffiliated security holders under the federal securities laws. As neither the letter to shareholders nor Notice are required disclosures under the federal securities laws, please revise the submission to ensure that the legend appears on the outside front cover page of a federally-mandated disclosure document.

Response:

In response to the Staff’s comment, CBA has added the legend required by Rule 13e-3(e)(1)(iii) to page 1 of Amendment No. 1.

Reasons for the Merger; Recommendation of the Board; Fairness of the Merger, page 23

5.              Please revise to consistently state, if true, that the Board produced the fairness determination on behalf of the issuer. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A apply to the subject company of the proposed transaction as distinguished from the Board. The term “subject company” is defined in Item 1000(f) of Regulation M-A.

Response:

In response to the Staff’s comment, CBA has revised the disclosure on the first page of the cover letter to shareholders and on pages 2, 9, 23, 24 and 95 of Amendment No. 1 to indicate that the Board produced the fairness determination on behalf of CBA.

6.              Notwithstanding the fact the Board’s fairness determination was directed at CBA’s “shareholders”, please revise to expressly state whether CBA reasonably believes that the proposed transaction is fair or unfair to unaffiliated security holders as defined at Rule 13e-3(a)(4) and as required by Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A.

Response:

In response to the Staff’s comment, CBA has revised the disclosures on pages 2, 9, 23, 24, 31, 95 and 96 of Amendment No. 1 to clarify that CBA determined that the proposed transaction is fair to unaffiliated security holders.

7.              Please revise to indicate, if true, that a specific going concern value was not calculated by the Committee, and thus not considered by the Board and ultimately the issuer, when making its fairness determination. Refer to Instruction 2(iv) of Item 1014 of

Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

Response:

In response to the Staff’s comment, CBA has added disclosure on page 28 of Amendment No. 1 to indicate that a specific going concern value was not calculated by the Committee and thus was not considered by the Board in making its fairness determination on behalf of CBA.

8.              Officers and Directors of CBA are considered by us to be affiliates of CBA. Notwithstanding the existence of disclosure regarding the required vote needed to approve the proposed Rule 13e-3 transaction, including the exclusion of “Parent or any of its affiliates,” please revise to specifically state whether the transaction has been structured so that approval of at least a majority of unaffiliated security holders is required. See Item 1014(c) of Regulation M-A and General Instruction E of Schedule 13E-3.

Response:

In response to the Staff’s comment, CBA has revised the disclosures on pages 11, 76, 91 and 95 of the Proxy Statement.

9.              Notwithstanding the existence of the special committee, please disclose, if true, that an unaffiliated representative was not “retained” to act solely on behalf of unaffiliated security holders for purposes of negotiating the transaction, or advise. See Item 1014(d) of Regulation M-A and General Instruction E of Schedule 13E-3 that requires negative responses to Item 8 of Schedule 13E-3 to be expressly stated.

Response:

In response to the Staff’s comment, CBA has revised the disclosure on page 17 of Amendment No. 1.  As revised, the disclosure on page 17 indicates to shareholders that Wachtell Lipton and Goldman Sachs were retained by the Committee, which existed specifically to represent the interests of shareholders not affiliated with A-B in connection with potential transactions with A-B.  Notwithstanding the fact that, as a technical matter, Wachtell Lipton and Goldman Sachs were not “retained . . . to act solely on behalf of unaffiliated security holders,” given that Wachtell Lipton and Goldman Sachs were retained by the Committee, we respectfully submit that it would be misleading to shareholders to state that an unaffiliated representative was not retained and that the revised disclosure most fairly and clearly conveys to shareholders the role of the Committee and its legal and financial advisors.

Positions of the A-B Parties as to the Fairness of the Merger, page 29

10.       Notwithstanding the belief expressed “that the trading price of the shares of CBA common stock represents the best available indicator of the Company’s going concern value…”, please revise the fairness determination to clarify and specifically address whether or not a going concern value was calculated and considered. See Item 1014(b) of Regulation M-A, Instruction 2 thereto, and General Instruction E of Schedule 13E-3.

Response:

In response to the Staff’s comment, the disclosure on page 31 of Amendment No. 1 has been revised to clarify that in addition to considering the Company’s then-current trading price, the A-B Parties made an internal determination of the Company’s going concern value based on certain non-stock trading price metrics.

Certain Effects of the Merger for Parent, page 43

11.       Given that CBA, as a privately-held entity, will be relieved of many of the expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the federal securities laws of the United States, including the Exchange Act and Sarbanes-Oxley Act of 2002, please revise to quantify the annual savings that are expected to be received and identify the constituency that will become the beneficiary of such savings. See Item 1013(d) of Regulation M-A and corresponding Instruction 2 thereto.

Response:

In response to the Staff’s comment, the disclosure on page 44 of Amendment No. 1 has been revised to include a disclosure quantifying the annual savings that are estimated to be realized as a result of CBA no longer being subject to the reporting requirements of U.S. federal securities laws and identifying the surviving corporation as a direct beneficiary of such savings and A-B, as the sole shareholder of the surviving corporation, as the indirect beneficiary of such savings.

12.       CBA suffered net operating losses in the fiscal year ended December 31, 2016, as well as the nine months ended September 30, 2019. To the extent net operating losses exist, or are anticipated to exist before the date a definitive proxy statement is filed, please specify the constituency expected to become the beneficiary of CBA’s and/or its successor’s future use of any net operating loss carryforwards. Please quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

Response:

In response to the Staff’s comment, CBA supplementally advises the Staff that CBA did not have any material net operating loss carryforwards as of December 31, 2018 and that although CBA does not expect that it will determine its operating income or loss for the year ended December 31, 2019 prior to the date that the definitive proxy statement is filed, it expects that either there will be no net operating loss for that year or that any net operating loss will be immaterial.

Unaudited Prospective Financial Information of CBA, page 46

13.       Please refer to the following statement: “Neither CBA nor its financial advisor assumes any responsibility for the validity [or] accuracy [ ] of the projections.” While disclosure regarding the limitations of projections in not objectionable, stating that no responsibility exists for their “validity” or “accuracy” is factually and legally incorrect. Please revise.

Response:

In response to the Staff’s comment, CBA has revised page 48 of Amendment No. 1 to remove this statement.

Selected Historical Consolidated Financial Data, page 103

14.       Given that financial statements have been incorporated by reference in order to fulfill CBA’s disclosure obligations partly due to the application of Item 13 of Schedule 13E-3, summarized financial information must be included pursuant to Instruction 1 thereto. This summarized financial information should have been prepared in accordance with Item 1010(c) of Regulation M-A. At present, however, it appears as though not all of the information required by Item 1010(c)(1) has been provided. Please revise or advise.

Response:

In response to the Staff’s comment, CBA has revised the table on page 102 of Amendment No. 1 to include additional financial information.

Exhibit (c)(1) | Disclaimer by Goldman Sachs & Co. LLC

15.       The introductory legend explains that written consent is needed as a prerequisite to the inclusion of any Goldman Sachs materials. Please include disclosure in the associated proxy statement and/or these exhibits to remove the implication that security holders are precluded from being eligible to rely upon these disclosures by affirmatively stating, if true, that Goldman Sachs consents to the inclusion of such materials in these filings and security holders may rely upon such information without limitation. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the following link as being necessary to clarify security holders’ right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

Response:

In response to the Staff’s comment, CBA has revised the disclosure on page 41 of Amendment No. 1.

Exhibit (c)(3) | Disclaimer by Lazard Freres & Co.. LLC

16.       The disclaimer indicates that “[t]hese materials and the information contained herein are confidential and may not be disclosed publicly or made available to third parties without the prior written consent of Lazard…” Please include disclosure in the associated proxy statement and/or these exhibits to remove the implication that security holders are precluded from being eligible to rely upon these disclosures by affirmatively stating, if true, that Lazard consents to the inclusion of such materials in these filings and security holders may rely upon such information without limitation. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the following link as being necessary to clarify security holders’ right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

Response:

In response to the Staff’s comment, CBA has revised the disclosure on page 20 of Amendment No. 1.

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If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1343 or by email at MGordon@wlrk.com.

Sincerely,

/s/ Mark Gordon
Mark Gordon

cc                                    Andrew J. Thomas (Craft Brew Alliance, Inc.)

Frank J. Aquila, Esq. (Sullivan & Cromwell LLP)

George J. Sampas, Esq. (Sullivan & Cromwell LLP)